EXECUTION COPY
JOINT DEVELOPMENT AGREEMENT

among

SEF DEVELOPMENT LTD.,

SEF ENERGY LLC

and

ALLEGHENY ENERGY SUPPLY DEVELOPMENT SERVICES, LLC

dated

November 14, 2001
BNY PROJECT

JOINT DEVELOPMENT AGREEMENT

     THIS JOINT DEVELOPMENT AGREEMENT (this "Agreement"), is made and entered into effective as of this 14th day of November, 2001, by and among SEF DEVELOPMENT LTD., a Delaware corporation ("SEF Development"), SEF ENERGY LLC, a Delaware limited liability company ("SEF Energy LLC") and ALLEGHENY ENERGY SUPPLY DEVELOPMENT SERVICES, LLC, a Delaware limited liability company ("Allegheny"), together the "Parties" and individually, each a "Party."

W I T N E S S E T H:

     WHEREAS, the Parties desire to jointly develop an approximately 79 megawatt natural gas-fired, barge-mounted power project located at the Brooklyn Navy Yard in Brooklyn, New York (the "Project"), pursuant to the terms and conditions of this Agreement;

WHEREAS, SEF Energy LLC and SEF Development are the sole members of the Project LLC (as defined below) and they (or their owners) have initially funded the Project LLC;

WHEREAS, Allegheny desires to invest in the Project LLC on the terms set forth herein;

NOW THEREFORE, in consideration of the mutual covenants and conditions set forth herein, the Parties hereby agree as follows:

ARTICLE I
DEFINITIONS; RULES OF INTERPRETATION

Section 1.01 Definitions. For all purposes of this Agreement, except as otherwise expressly provided, the following terms shall have the following meanings:

Advances: means both Allegheny Advances and SEF Advances.

Affiliate: means, when used with reference to a specific Person, any Person, which directly or indirectly controls is controlled by, or is under common control with the specified
Person. For purposes of the foregoing, "control," "controlled by" and "under common control with," respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or partnership interests, by contract or otherwise.

Allegheny Advances: means all amounts borrowed by the Project LLC under the
Allegheny Development Loan Agreement, for the payment of Past Development Costs and Development Costs.

Allegheny Development Loan Agreement: means the Credit Agreement with respect to
The funding of Allegheny Advances to the Project LLC, in the form of Exhibit A.

Allegheny Equity: means an amount equal to the lesser of (i) 20% of the Total Capital
Cost or (ii) $15,000,000, which amount will be contributed by Allegheny or an Affiliate of Allegheny to the Project LLC, whether such contribution is made in cash, in property the form
And value of which is acceptable to the Project Lender, or by way of a guarantee or letter of credit acceptable to the Project Lender. Allegheny's contributions to the Project LLC pursuant to Section 4.06(b) shall not be deemed to be within the definition of Allegheny Equity for purposes of this Agreement.

Allegheny Representative: has the meaning set forth in Section 3.0l(a).

     Available Cash: means, for any period, the amount of cash flow of the Project LLC during such period remaining after the payment of all operating and maintenance expenses of the Project LLC (including any working capital loans), debt service obligations in respect of Project Debt, required deposits for reserves and capita] expenditures and debt service obligations in respect of subordinated debt, if any, during such period, provided that such amount is otherwise available for distribution by the Project LLC under the terms by which Project Debt was incurred and provided, further, that such amount shall be deemed to include amounts not available for distribution during a prior period but subsequently becoming available during such period. Available Cash shall in no event include amounts that Allegheny contributes to the capital of the Project LLC pursuant to Section 4.06(b).

Commercial Operation: means the date on which "substantial completion" of the Project or other similar milestone as defined in the EPC Contract has been achieved at the intended Project site.

Common Units: has the meaning set forth in the Project LLC Agreement.

Confidential Information: has the meaning set forth in Section 9.01(a).

Development Cost: means the costs set forth in the Project Budget to develop the Project during the Development Period and which are to be paid during the Development Period.

Development Period: means the period commencing on the Effective Date and ending upon the first to occur of any of the events identified in Section 2.01.

Development Plan: means the development plan for the Project attached hereto as Exhibit B, as such development plan may be amended from time to time in accordance with the provisions hereof.

Effective Date: means the date upon which all of the conditions specified in Section 7.01 have been satisfied.

EPC Contract: has the meaning set forth in Section 3.03(c).

     Financial Closing: means satisfaction or waiver by the Project Lender of all conditions precedent to the initial disbursement of funds under the Project Debt and the-making of such initial disbursement.

     Governmental Approvals: means any authorization, consent, approval, license, ruling, permit, tariff, rate, certification, notice, exemption, filing or registration by or with any Governmental Authority.

     Governmental Authority: means any United States Federal, state or local government or political subdivision thereof, any entity exercising an executive, legislative, judicial, regulatory or administrative function of or pertaining to government or NYISO.

Interest: means an interest rate of eight percent (8%) per annum, compounded annually.

     Law: means any constitutional provision, law, statute, rule, regulation, ordinance, treaty, writ, determination, award, order, decree, judgment, decision, certificate, holding, injunction, Governmental Approval or requirement of any Governmental Authority along with the interpretation and administration thereof by any Governmental Authority charged with the interpretation or administration thereof.

NYISO: means New York Independent System Operator, Inc.

     Past Development Costs: means the aggregate of all costs to develop the Project incurred or paid by, or on behalf of, the Project LLC up to and including the Effective Date (including accrued Interest). The amount of capitalized Past Development Costs as of October 10, 2001 is itemized in Exhibit C, which Exhibit is hereby approved by Allegheny.

Person: means a corporation, a trust, an association, a partnership, a limited liability company, an organization, a business, or an individual.

Project: has the meaning set forth in the recitals.

Project Budget: means the budget for the Project attached hereto as Exhibit D, as such budget may be amended from time to time in accordance with the terms hereof.

     Project Debt: means, with respect to the Project, indebtedness incurred by the Project LLC to bondholders, noteholders, commercial banks, governmental financing entities or other lenders in connection with the development, construction, commissioning and Commercial Operation of the Project and the repayment of Allegheny Advances, provided, however, that such indebtedness shall be non-recourse to the Parties.

Project Lender: means the entity(s) providing Project Debt to the Project.

Protect LLC: means NYC Energy LLC, whose members are, as of the date of this Agreement, SEF Development and SEF Energy LLC.

Project LLC Agreement: means the Amended and Restated Limited Liability Company Agreement of the Project LLC to be effective as of the Effective Date in the form attached hereto as Exhibit G.

Project Management Committee: has the meaning set forth in Section 3.01(a).

SEF: means SEF Development and its Affiliates, including SEF Industries Inc. and SEF
Energy LLC.

SEF Advances: means all amounts loaned by Jerry Montrose or his Affiliates to the Project LLC for the payment of Past Development Costs.

     SEF First Priority Distribution: means a distribution of funds by the Project LLC consisting of $38,355 to SEF Development and $3,797,145 to SEF Energy LLC; provided, however, that such amounts shall be increased by an amount equal to $568 per day from October 11, 2001 until the date of payment of the SEF First Priority Distribution pursuant to Section 4.02(a).

SEF Fourth Priority Distribution: has the meaning set forth in Section 4.03(b).

SEF Representative: has the meaning set forth -in Section 3.01(a)

SEF Second Priority Distribution: has the meaning set forth in Section 4.03(a).

SEF Third Priority Distribution: has the meaning set forth in Section 4.03(b).

Tolling Agreement: means that certain Tolling Agreement, between Allegheny or an Affiliate of Allegheny and the Project LLC in the form attached hereto as Exhibit E.

     Total Capital Cost: means the sum of Past Development Costs, Development Costs and all other costs in connection with the construction, testing and Commercial Operation of the Project, including construction management and financing costs (including interest during construction and any reserves required to be funded out of the proceeds of Project Debt), all as set forth in the Project Budget.

     Section 1.02 Rules of Interpretation. The following rules shall apply, unless the context otherwise requires: (i) all references to "Articles," "Sections" and paragraphs are to corresponding Articles, Selections or paragraphs of this Agreement; (ii) the words "hereof," "herein" and "hereunder" and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (iii) the singular includes the plural and the plural includes the singular; (iv) the word "or" is not exclusive and the words "include," "includes," and "including" are not limiting; (v) references in this Agreement to any document, instrument or agreement (A) include all exhibits, schedules and other attachments thereto, and (B) mean such document, instrument or agreement as amended, modified or supplemented from time to time and as in effect at any given time; (vi) headings are for reference only and shall not affect the meaning or interpretation of this Agreement; and (vii) this Agreement is the result of negotiations between the Parties, has been reviewed by all Parties and their respective counsel, accordingly, this Agreement shall be deemed to be the product of the Parties and no ambiguity shall be construed in favor of or against any Party.

ARTICLE II
TERM; EXCLUSIVITY

     Section 2.01 Term. The term of this Agreement shall commence on the date hereof and shall continue until the earliest of (i) the Financial Closing, (ii) withdrawal or deemed withdrawal by a Party or a mutual-decision not to proceed with the Project in accordance with Article V, (iii) termination in accordance with Section 7.01 or (iv) the first anniversary of the Effective Date (which date may be extended by up to six months by written agreement of each Party) if Financial Closing shall not have occurred due to a failure to obtain regulatory approvals or financing arrangements for Project Debt.

     Section 2.02 Exclusivity. During the term of this Agreement, the Parties, their Affiliates and the Project LLC shall work with each other on an exclusive basis, in accordance with the terms hereof, in relation to the development of the Project and none of the Parties shall solicit or engage in negotiations with any other Person regarding the development of the Project; except (a) as permitted by this Agreement, or (b) with the prior written consent of the other Parties. For clarification, this exclusivity commitment shall not restrict either Party from their dealings with other Persons in the completion of those tasks described further in this Agreement.

ARTICLE III
PROJECT MANAGEMENT COMMITTEE

     Section 3.01. Project Management Committee. (a) A Project Management Committee (the "Project Management Committee") shall be deemed to exist as of the Effective Date and shall consist of an equal number of representatives designated by each of SEF and Allegheny (with equal votes) in order to administer this Agreement. The initial representatives shall be Jerry Montrose and James Hall for SEF and Daniel Gordon and Joseph Limone for Allegheny. Subject to Section 6.02, the Project's development and all related activities of the Project LLC during the Development Period shall be managed by the Project Management Committee under this Agreement. The undertaking of certain of the Project Management Committee's tasks shall be delegated pursuant to Section 3.04, but the Project Management Committee shall retain oversight responsibility for such tasks and shall approve the contracts or other actions arising out of the completion of such tasks. Unless otherwise specifically provided herein, any action subject to approval of the Project Management Committee shall be approved only by unanimous vote or written consent of the representatives designated by Allegheny (the "Allegheny Representatives") and the representatives designated by SEF (the "SEF Representatives").

          (b) Each of SEF and Allegheny, in its sole discretion, may at any time and from time to time change its designated representatives to the Project Management Committee by written notice naming a substitute representative, and each of SEF and Allegheny may name an alternate representative who shall be authorized to fully act in either of its designated representative's absence.

(c) Unless the Parties agree otherwise, the Project Management Committee shall meet monthly, in person, by telephone or by video conferencing. Each of the Parties will provide as much advance notice as is practicable for time and date that it desires to hold such monthly meetings, and shall provide the details for the items it desires to place on the meeting's agenda.

          (d) The Parties shall consult with each other on a frequent and regular basis and shall keep each other fully informed of their development and financing activities with respect to the Project, including the timely sharing of drafts of documents under consideration by a Party or the Project LLC.

          (e) Each Party shall provide the other Party's representatives on the Project Management Committee any material proposal, proposed contract, regulatory filing or similar arrangement concerning the development and financing of the Project that such Party is considering for the Project, to the extent possible at least ten (10) days prior to the anticipated date of execution or filing by such Party or by the Project LLC of the proposal, contract, filing or arrangement or the making of such filing. The receiving Party shall review such documents expeditiously, and shall promptly consult with the other Party's representative with respect to its views on the proposed proposals, contracts or other arrangements.

(f) If, as authorized by the Project LLC Agreement, the Project Management Committee determines in the future to appoint officers of the Project LLC, the President shall be designated by Allegheny.

Section 3.02 Decisions During Development Period. In order to achieve the purposes of this Agreement, each Party agrees:

(a) to cooperate fully, and in good faith, with the other and to use reasonable efforts to identify and resolve Project problems;

(b) to maintain informed communications with the other party as to its activities regarding the Project and supply the other Party with such information as may reasonably be requested;

(c) to work with the other Party in good faith to prepare and approve updated development schedules, budgets and Project pro forma economic projections;

          (d) to secure all Project studies (including, without limitation, site studies, environmental studies, electric and gas interconnection studies, and market studies), agreements, permits, licenses, authorizations and approvals in the name of the Project LLC, or in the name of SEF or one of its Affiliates and provide that they are assignable to the Project LLC without prior consent of the other parties thereto or any Governmental Authority;

(e) not to issue any press releases of a material nature or make any similar written public announcements concerning the Project without the prior approval of the other Parties; and

          (f) except as may be provided for in the Development Plan and Project Budget or as may be required by Governmental Authority, not to (i) enter into any obligation to perform studies, (ii) execute contracts or agreements or (iii) apply for, or make any commitments with respect to, permits, licenses, governmental authorizations or approvals on behalf of the Project LLC or relating to the Project, in each case, without the prior approval of the Project Management Committee.

     Section 3.03 Responsibilities of the Project Management Committee. Subject to Section 6.02, responsibilities of the Project Management Committee shall include, without limitation, the approval or authorization of:

(a) all changes to the Development Plan and Project Budget;

          (b) the selection, hiring, firing, and replacement of all advisors, counsel, consultants, contractors and investment bankers who are expected to receive payment in excess of one hundred thousand dollars ($100,000) in consideration for services rendered by them to the Project, provided that the arrangements with contractors, consultants and counsel listed in Exhibit F are deemed approved as of the Effective Date;

(c) the selection of the contractor to be retained for the engineering, procurement and construction contract for the Project ("EPC Contract") and approval of applicable sub-contractors;

          (d) the entry into of other material contracts for the Project, whether by the Project LLC or by a Party in anticipation of assigning such contract to the Project LLC, including the operation and maintenance agreement and the contracts for the construction of interconnection facilities, provided, however, that execution of the Contracts identified in Schedule 8.02(m) shall not be subject to the approval of the Project Management Committee;

(e) the securing of all necessary Governmental Approvals for the Project;

(f) all financing arrangements for the Project other than the methods chosen by Allegheny to fund the Allegheny Equity;

(g) the development of the financial pro forma model with respect to the Project;

(h) the appointment of officers, if any, of the Project LLC (subject to Section 3.01(f));

          (i) labor relations strategy for the development, construction and operation of the Project, including any preliminary discussions and meetings with applicable union and other employee representatives, in each case, in compliance with all applicable labor and employment laws;

(j) any recapitalization, reorganization, reclassification, merger, consolidation, asset sale, liquidation or spin-off, stock split, consolidation, subdivision or combination of the project LLC;

          (k) the declaration, setting aside or payment of any dividend or other distribution (including a redemption or repurchase of ownership interests) in respect of any ownership interests of the Project LLC other than as contemplated by the Project LLC Agreement;

(l) the purchase, lease or other acquisition of any securities or assets of any other person;

(m) the winding up or dissolution of the Project LLC;

(n) the entering into by the Project LLC of any joint venture, partnership or other material operating alliance with, or the making of any investment in, any other Person;

          (o) with respect to the Project LLC, the commencement of any proceeding or filing of any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal or state bankruptcy, insolvency or receivership or similar law; the Project LLC's consenting to the institution of, or failing to contest in a timely and appropriate manner, any such proceeding or filing; the Project LLC's applying for or consenting to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official; the Project LLC's filing of an answer admitting the material allegations of a petition filed against it in any such proceeding; the Project LLC's making of a general assignment for the benefit of creditors; the Project LLC's admitting in writing of its inability, or the failure generally, to pay its debts as they become due; or the Project LLC's taking of any action for the purpose of effecting any of the forgoing;

(p) the threatening or initiating of any action, suit, arbitration or proceeding on behalf of the Project LLC;

          (q) the Project LLC's adoption, entering into or becoming bound by, any employee stock option plan, stock purchase plan, employee benefit plan or any similar benefit or incentive plan or other employee benefit plan;

          (r) the issuance of equity securities or ownership interests (or any warrants, options or rights to acquire shares of such ownership interests or securities convertible into or exchangeable for shares of such ownership interests) by the Project LLC;

          (s) the making of any contract or commercial arrangement between the Project LLC and SEF Development or Allegheny or any Affiliate thereof, except as specifically contemplated by this Agreement or the Development Plan;

(t) the purchase of equipment for the Project for a purchase price in excess of $100,000; and

(u) the retention of independent auditors for the Project LLC.

     Section 3.04 Delegation of Development Responsibilities. Subject to compliance with the Development Plan and Project Budget and Section 3.01, the Parties agree that the Project Management Committee shall delegate to the Parties, as agents for the Project LLC, the following tasks:

(a) SEF's Development Responsibilities. SEF shall have responsibility for undertaking the following tasks:
(i) preparation of, application for and procurement of all state and local Governmental Approvals necessary for the Project's construction and operation;

(ii) preparation and negotiation of agreements for the Project's site and easements needed for construction and operation of the Project;

               (iii) preparation and negotiation of the Project's agreements for the design and construction of electric and gas interconnections and local system upgrades and the interconnection agreements for the Project's electrical output and local natural gas transportation;

               (iv) preparation and negotiation of the EPC Contract and management of construction activities thereunder and preparation, negotiation and management of activities under any other contract for the construction of Project facilities;

               (v) subject to Section 3.02(e), management of public relations with governmental officials, local businesses, residents and the media and conducting the Project's local public involvement program as described in the Development Plan;

(vi) preparation and negotiation of contracts or agreements for the purchase of major equipment for the Project, including for the purchase of the barge;

(vii) negotiating interconnection and other utility services for the Project;

(viii) negotiating any agreements to be entered into by the Project LLC for services to be rendered to the Project by Allegheny or an Affiliate of Allegheny; and

               (ix) preparation and submittal to the Project Management Committee of monthly progress reports setting forth in reasonable detail the status of the above development efforts and any significant problems or issues arising in connection with the development of the Project.

(b) Allegheny's Development Responsibilities: Allegheny shall have responsibility for undertaking the following tasks:

               (i) selection of the Project Lender, development of the optimum financial structure for the Project Debt designed to minimize the Total Capital Costs of the Project, and negotiation of the terms of the Project Debt;

              (ii) selection of the plant operator for the Project, which may be an Affiliate of Allegheny (in which case, however, such selection shall require approval by SEF which consent shall not be unreasonably withheld or delayed), and negotiation of the operation and maintenance agreement, provided, however, that if the supplier is, an Affiliate of Allegheny, SEF shall negotiate the operation and maintenance agreement;

(iii) risk management and insurance requirements for the Project;
(iv) flagging and/or registering the barge and otherwise assuring compliance by the Project with applicable maritime laws;

(v) monitoring relevant local, legislative and regulatory developments;

(vi) preparation of, application for and procurement of all Federal Governmental Approvals (other than environmental approvals) necessary for the Project's construction and operation;

(vii) selection of the independent auditors for the Project LLC; and

            (viii) preparation and submittal to the Project Management Committee of monthly progress reports setting forth in reasonable detail the status of the above development efforts and any significant problems or issues arising in connection with the development of the Project.

     Section 3.05 Participation Rights and Expenditure of Funds. (a) A Party to whom responsibility for a development task as set forth in Section 3.04 has been delegated shall in carrying out such activities invite the other Party to attend and participate, under the lead of the Party assigned the responsibility, in all negotiations being undertaken by such Party with respect to material project contracts pertaining to such area of responsibility.

          (b) Costs incurred by a Party to discharge its responsibility for a development task delegated to it in Section 3.04 will constitute Development Costs eligible for reimbursement pursuant to the terms of this Agreement, provided .that such costs are reflected in the Project Budget or otherwise approved by the Project Management Committee. The delegation of development tasks as set forth in Section 3.04 may be rescinded or reallocated at any time by approval of the Project Management Committee.

     Section 3.06 Services Provided to the Project. The Parties acknowledge and agree that Allegheny (or an Affiliate of Allegheny) has the right (but not the obligation) to provide third-party services to the Project on such competitive terms and conditions as SEF and Allegheny (or its Affiliate) may negotiate and agree upon. Any contract proposed to be entered into between the Project LLC and Allegheny (or an Affiliate of Allegheny) must be negotiated in good faith on an arm's-length basis, must have terms that are reasonably competitive with those available in the industry (taking into account local labor costs), and must be consistent with the goal of operating the Project competitively and profitably. Notwithstanding the foregoing, the terms and conditions of any operation and maintenance agreement entered into by the Project LLC shall be consistent with the terms and conditions of the Tolling Agreement.

     Section 3.07 Project Assets. From and after the Effective Date, unless otherwise approved by the Parties, all Governmental Approvals and applications therefor, contracts, site agreements (including necessary leases, easements and rights-of-way) and rights for tangible or intangible assets related to the Project shall be in the name of the Project LLC or in a form so as to be assignable to the Project LLC without consent of any Governmental Authority or other party. Prior to the Effective Date each Party shall contribute, or shall cause their Affiliates to contribute, all existing Governmental Approvals, contracts, site agreements and other tangible or intangible assets to the Project LLC and shall execute such further agreements or other documentation that may be required to effectuate such contribution or assignment to the Project LLC.

ARTICLE IV
PROJECT FUNDING

     Section 4.01 Development Plan and Project Budget. No expenditures by the Project LLC or for the Project shall be made except in accordance with the Development Plan and Project Budget, which are attached hereto as Exhibits B and D, respectively, and which are hereby expressly approved by the Parties. Subject to Section 6.02, any changes to the Development Plan or the Project Budget shall require the prior approval of the Project Management Committee.

     Section 4.02 Development Costs: (a) On the Effective Date, and subject to the provisions and conditions of the Allegheny Development Loan Agreement, Allegheny shall provide funds to the Project LLC in sufficient amounts to pay for (i) SEF Advances outstanding as of October 10, 2001 used to fund capitalized Past Development Costs, as set forth in Exhibit C under "Total-Paid Past Development Costs" and Interest thereon for the period October 11, 2001 through the date preceding the date funds are provided (such interest, "4.02(a)(i) Interest"), (ii) SEF Advances made during the period between October 10, 2001 and the Effective Date to the extent that the Past Development Costs funded by such SEF Advances are set forth in the Project Budget and Interest thereon from the date such SEF Advance was made through the date preceding the date funds are provided (such interest, "4.02(a)(ii) Interest") and (iii) the SEF First Priority Distribution. In no event shall Allegheny's obligation under subsection (a)(ii) exceed $400,000 plus 4.02(a)(ii) Interest. The Parties hereby agree and consent that immediately upon. receipt of such funds by the Project LLC, the Project LLC shall take all action required to transfer such funds to SEF (with respect to clause (i) and (ii) above) and SEF Development and SEF Energy LLC (with respect to clause (iii) above).

          (b) (i) After the Effective Date, Allegheny shall provide funds to the Project LLC in sufficient amounts to pay for the Past Development Costs Set forth on Exhibit C as incurred but not paid as of October 10, 2001, and not otherwise reimbursed by Allegheny pursuant to Section 4.02(a)(ii) (not to exceed $88,725).

              (ii) After the Effective Date, and subject to the provisions and conditions of the Allegheny Development Loan Agreement, Allegheny shall provide funds to the Project LLC in sufficient amounts to pay for all Development Costs, to the extent such costs are set forth in the approved Project Budget, provided that the aggregate amount provided by Allegheny under this subsection (b), together with amounts paid by Allegheny pursuant to Section 4.02(a) (excluding 4.02(a)(i) Interest and 4.02(a)(ii) Interest), shall ,in no event exceed $15,000,000. The Parties agree that such Development Costs shall include a monthly payment to SEF to be paid in advance at the beginning of each month for each month, or portion thereof, of the Development Period in the amount of $30,000 plus $3,500 for travel and expenses as compensation and reimbursement for certain, but not all, of SEF's internal costs of undertaking its responsibilities pursuant to Section 3.04(a) it being understood that SEF shall be entitled to additional reimbursement for other costs to the extent incurred and if provided for in the Project Budget. The Parties agree that SEF shall be entitled to no more than three of the monthly payments referred to in the immediately preceding sentence, regardless of the duration of the Development Period.

          (c) Unless both Parties approve an alternative method, Allegheny shall make funds available to the Project LLC under Sections 4.02(a) and (b) solely through Allegheny Advances. Allegheny shall provide the funds required to be provided pursuant to Section 4.02(a) by wire transfer of immediately available funds on the Effective Date. Subject to the provisions and conditions of the Allegheny Deve1opment Loan Agreement, Allegheny shall provide the funds required to be provided pursuant to Section 4.02(b)(i) by wire transfer of immediate1y available funds within five days of Allegheny's receipt of third-party invoices, contracts, purchase orders or the like for relevant development work set forth in the Development Plan and other appropriate documentation as may be reasonably required by Allegheny and a written request by the Project LLC or SEF to pay such amounts. Subject to the provisions and conditions of the Allegheny Development Loan Agreement, Allegheny shall make amounts required to be provided under Section 4.02(b)(ii) available to the Project LLC, or to its order, as soon as reasonably practicab1e, but in any event within 30 days after Allegheny's receipt of third-party invoices, contracts, purchase orders or the like for relevant development work set forth in the Deve1opment Plan and other appropriate documentation as may be reasonably required by Allegheny.

          (d) All Allegheny Advances, together with Interest thereon, shall be repaid by the project LLC upon Financial Closing from the process of Project Debt; provided, however, that, unless Section 5.01(c) applies, if, upon Financial Closing, sufficient funds are not available to repay all outstanding Allegheny Advances (including any Allegheny Advance made pursuant to Section 4.03) and Interest thereon, any unpaid Allegheny Advances shall continue to accrue Interest and subsequently shall be fully paid by the Project LLC from cash available for distributions (to the extent permitted by the terms of the Project Debt) before any other distributions are made.

          (e) If Allegheny withdraws from the Project or terminates its participation in the Project pursuant to the terms of this Agreement for any reason, the Allegheny Advances shall continue to be debt obligations of the Project LLC or any successor in accordance with their terms, and shall be entitled to be repaid with Interest thereon from (among any other sources of cash from the Project or the Project LLC) the proceeds of any disposition of assets of the Project LLC upon liquidation, dissolution or otherwise; provided however, that the treatment of Allegheny Advances upon a withdrawal by Allegheny from the Project shall be governed by Section 5.01 insofar as the circumstances described therein are applicable. Upon any such withdrawal or termination of the Project, if Allegheny so requests, SEF shall cause the Project LLC to grant a lien and security interest in favor of Allegheny on the Project's assets to secure repayment of the Allegheny Advances, provided that any such lien shall be fully subject and subordinate to any lien securing Project Debt which may be incurred by the Project LLC to complete the Project after a withdrawal by Allegheny, and Allegheny will enter into an appropriate intercreditor agreement to such effect with the Project Lender.

          (f) Anything in this Agreement to the contrary notwithstanding, Allegheny shall be under no obligation to make an Allegheny Advance with respect to any Development Cost (i) not set forth in the Project Budget or otherwise agreed to by Allegheny, (ii) not supported. by reasona1bly acceptable documentation, (iii) after any notice by Allegheny of its election to withdraw pursuant to Section 5.01 or any mutual decision to cease development of the Project pursuant to Section 5.02 or (iv) after any termination of this Agreement.

     Section 4.03 SEF Second, Third and Fourth Priority Distributions. (a) Allegheny and SEF shall cause the Project LLC to distribute to SEF Energy LLC an amount equal to $2,000,000 (the "SEF Second Priority Distribution") in the following manner: $1,000,000 is to be paid upon Financial Closing and $1,000,000 is to be paid upon Commercial Operation. If the SEF Second, Priority Distribution cannot be paid from the proceeds of Project Debt, the SEF Second Priority Distribution shall be funded by Allegheny as an Allegheny Advance to the Project LLC, and the Project LLC shall distribute such amount to SEF Energy LLC.

          (b) Allegheny and SEF shall cause the Project LLC to distribute $1,250,000 (the "SEF Third Priority Distribution") to SEF Energy LLC upon Financial Closing. Allegheny and SEF shall cause the Project LLC to distribute an additional $1,250,000 (the "SEF Fourth Priority Distribution") to SEF Energy LLC upon Commercial Operation. If the SEF Third Priority Distribution and the SEF Fourth Priority Distribution cannot be paid from the proceeds of Project Debt, the SEF Third Priority Distribution and the SEF Fourth Priority Distribution shall be funded by Allegheny as additional capital contributions to the Project LLC, provided that such amounts shall not be funded by Allegheny as an Allegheny Advance.

     Section 4.04 Assumptions for Project Debt. The Parties agree that, in discharging its responsibilities under Section 3.04(b)(i), Allegheny shall use its commercially reasonable efforts to secure Project Debt that will be amortized over a twenty-year period and with a-minimum fifteen-year term. If, however, financing for the Project is not available on such terms (taking into account prevailing market conditions and the agreed amount of Allegheny Equity) at the time when the Project is otherwise ready for Financial Closing, then Allegheny shall use its commercially reasonable efforts to secure Project Debt with the longest available maturity and amortization terms in order to maximize Available Cash for distributions to the Parties, taking into account prevailing market conditions and the agreed amount of Allegheny Equity. Provided that it has exercised commercially reasonable efforts to do so, (i) Allegheny shall not be liable for any failure of the Project to secure Project Debt (at all or on any particular terms), and (ii) nothing .in this Section 4.04 affects Al1egheny's ability to withdraw pursuant to Article V hereof.

     Section 4.05 Interest on Advances. Each SEF Advance outstanding as of October 11, 2001 shall accrue Interest from October 11, 2001 to but excluding the date such Advance is repaid. Each Allegheny Advance and each SEF Advance made on or after October 10, 2001 shall accrue Interest from the date such Advance is made to but excluding the date such Advance is repaid.

     Section 4.06 Allegheny Equity Contribution. (a) Subject to the terms and conditions of this Agreement and the Project Debt, Allegheny agrees to contribute the Allegheny Equity to the Project LLC not later than Financial Closing. Allegheny agrees that the Allegheny Equity so contributed shall be converted to cash not later than Commercial Operation of the Project, provided, however, that if the terms of the Project Debt require that the Allegheny Equity be converted to cash at a date before Commercial Operation, then Allegheny shall cause the Allegheny Equity to be converted to cash at such earlier date.

(b) Allegheny shall contribute (i) $1,250,000 to the Project LLC on or before Financial Closing and (ii) $1,250,000 to the Project LLC on or before Commercial Operation.

ARTICLE V
WITHDRAWAL

     Section 5.01 Withdrawal Without Cause. (a) Either Party, in such Party's sole and absolute discretion, may elect to withdraw from its participation in the Project and the Project LLC at any time after the Effective Date and prior to Financial Closing, provided, however, that Allegheny may not withdraw until it has made the payments contemplated by Section 4.02(a) hereof. A Party shall give at least forty-five (45) days' notice in writing to the other Party of its election to withdraw; provided that Allegheny may withdraw upon ten (10) days' prior written notice if Allegheny reasonably believes that the costs to complete the Project will exceed the amounts reflected in the Project Budget then in effect by a material amount. Upon a withdrawal, the withdrawing Party shall have no further obligations under this Agreement other than obligations incurred under existing contracts and agreements prior to the date of the notice of such withdrawal and obligations in respect of confidentiality pursuant to Article IX, which shall survive termination of this Agreement.

          (b) Concurrently with, and as a condition to, the withdrawal of a Party pursuant to paragraph (a) above, the withdrawing Party shall transfer to the Project LLC any contracts, Governmental Approvals, technical information and other assets it may then hold in its own name or an Affiliate's in connection with developing the Project on behalf of the Project LLC and shall transfer its member interest in such Project LLC to the non-withdrawing Party, which shall thereafter be entitled to pursue development of the Project. Thereafter, the non- withdrawing party may cause the Project LLC to terminate any contracts or agreements it may have with the withdrawing Party upon thirty (30) days written notice thereof with no further liability to the withdrawing Party other than payment for any obligations incurred under such contract or agreement prior to the date of the notice of such termination.

          (c) If Allegheny withdraws, or is deemed to have withdrawn, from participation in the Project and thereafter SEF (i) continues the development of the Project and proceeds to Financial Closing, (ii) achieves Commercial Operation of the Project without Financial Closing or (iii) brings in one or more third parties to participate in the Project, SEF shall cause the Project LLC to repay to Allegheny upon the earliest to occur of Financial Closing, Commercial Operation of the Project or the bringing in of such third parties all Allegheny Advances made pursuant to Section 4.02, together with Interest thereon, if the Project LLC has sufficient funds available for such purpose and if the terms of the Project Debt, if any, permit such repayment; subject, however, to the condition that if the Project LLC does not have sufficient funds, or if the terms of the Project Debt do not so permit, the amount due in respect of Allegheny Advances (including accrued Interest thereon) shall continue to accrue Interest and shall be amortized over a five year period. The amortization installments shall be paid to Allegheny from cash available for distributions (to the extent permitted by the terms of the Project Debt) before any other distributions are made. The amortization shall be made on a mortgage-style basis with payments not less frequent than quarterly, provided that the portion of any amortization payment not made under the schedule initially established shall be added to the amount .of the installment next due. The payment of such installments shall commence upon the earlier to occur of Commercial Operation or December 31, 2002. If Allegheny withdraws, or is deemed to have withdrawn from participation in the Project and thereafter SEF sells or otherwise disposes of all or a material portion of the Project, SEF shall repay, or cause the Project LLC to repay, to Allegheny all Allegheny Advances made pursuant to Section 4.02 upon receipt of the proceeds of such sale or disposition.

     Section 5.02 Infeasibility. If the Parties mutually agree that the Project is no longer feasible or otherwise mutually determine not to proceed with the Project, then the Parties shall cooperate and use all reasonable efforts to terminate any contracts to which the Project LLC is a party or by which it may be bound, to mitigate any damages or liabilities of the Project LLC, and to salvage any assets held or owned by the Project LLC, provided that the net amounts received by the Project LLC or the Parties in connection with such efforts shall be applied first to repay any outstanding Allegheny Advances and if no such Advances are outstanding, distributed to the Parties equally.

     Section 5.03 Deemed Withdrawal. If Allegheny fails to provide funds to pay Development Costs in accordance with Section 4.02 (for reasons other than a bona fide dispute as to whether such payment request is proper, in which case Article XI shall apply), SEF may provide Allegheny written notice detailing Allegheny's funding or commitment shortfalls. If within (10) days of the receipt of SEF's notice Allegheny does not cure such shortfalls, Allegheny shall be deemed to have withdrawn from the Project. In such case the provisions of Section 5.01 shall apply to Allegheny as the withdrawing Party.

     Section 5.04 Consulting Arrangement. If SEF withdraws from the Project prior to Financial Closing, Jerry Montrose agrees, upon request of Allegheny, to enter into a consulting arrangement with Allegheny (or, at its option, the Project LLC), on reasonable financial and other terms and having a duration of not more than one year, to facilitate Allegheny's continued development of the Project, including, without limitation, the securing of all necessary Governmental Approvals.

ARTICLE VI
PROJECT LLC OWNERSHIP INTERESTS

     Section 6.01 Transfer of LLC Ownership Interests. On or prior to the Effective Date, SEF shall cause each of SEF Development and SEF Energy LLC to (a) enter into the Project LLC Agreement, and (b) in consideration of Allegheny's agreements herein, transfer to Allegheny 50% of the Common Units for a cash capital contribution of $1,000. The Parties agree to incorporate into the Project LLC Agreement all relevant provisions of this Agreement, including this Article VI.

     Section 6.02 Allegheny Voting Rights. Subject to the last sentence of this Section 6.02, the following shall not occur with respect to the Project LLC, the Project Management Committee or the Project without the prior consent of Allegheny, which consent shall be deemed to have been given if notice of Allegheny's' refusal to give such consent is not provided within 15 days of the provision to Allegheny of a written request for consent:

          (a) (i) the voluntary incurrence of indebtedness. in excess of $500,000 (A) for borrowed money, (B) evidenced by notes, bonds, debentures or other similar instruments, (C) under capital or financing 1eases or installment sale agreements and (D) in the nature of guarantees of the obligations described in c1auses (A) through (C) of any other Person, or (ii) the purchase, cancellation or prepayment of, or other provision for, a complete or partial discharge in advance of a scheduled payment date with respect to, or waiver of any right under, any indebtedness, provided, however, that this Section 6.02(a) shall not app1y with respect to indebtedness between the Project LLC and Allegheny or an Affiliate of Allegheny;

          (b) the entering into or amendment of any contract, agreement, arrangement or commitment which creates or could reasonably be expected to create a financial obligation in an amount, whether payable at one time or in a series of payments, in excess of $100,000 other than in accordance with the then-approved Development Plan and Project Budget, provided, however, that this Section 6.02(b) shall not apply to any contract between the Project LLC and Allegheny or an Affiliate of Allegheny;

          (c) the making of (or committing to make) capital expenditures which are in an amount greater than $100,000 per event, or series of related events (but not otherwise cumulatively) more than the amount contemplated by the then-approved Development Plan and Project Budget;

(d) the amendment or modification of the Project LLC's Certificate of Formation or the Project LLC Agreement;

(e) the issuance or transfer of any ownership interests of the Project LLC other than pursuant to Section 12.14;

          (f) the making of any material change in accounting practices, except to the extent required by law, or voluntarily changing or terminating of the appointment of the Project LLC's accountants as of the Effective Date;

(g) any change in the location of the Project; or

(h) any of the actions described in subsections (i), (j), (n) and (s) of Section 3.03.

     Notwithstanding any other provision of this Section 6.02, Allegheny shall be deemed to have consented to any action which is approved by Allegheny's representatives on the Project Management Committee. Allegheny's consent rights pursuant to this Section 6.02 shall cease upon the earlier of (a) the indefeasible payment in full of all Project Debt and (b) the expiration or termination of the Tolling Agreement in accordance with its terms.

Section 6.03 Distribution of Available Cash. The Project LLC's Available Cash shall be distributed as provided in the Project LLC Agreement.

     Section 6.04 Tax Allocation. The Project LLC's income will be allocated as necessary to give substantial economic effect (within the meaning of Section 1.704-1 of the Income Tax Regulations) to the distributions described in the Project LLC Agreement and as provided in the Project LLC Agreement.

ARTICLE VII
CONDITIONS PRECEDENT

     Section 7.01 Occurrence of Effective Date. (a) The Effective Date of this Agreement shall not occur, and any term or provision hereof expressly contingent on the occurrence of the Effective Date shall not become obligatory, until the conditions set forth in Section 7.02 and Section .7.03 are satisfied or waived by Allegheny or SEF, as the case may be in its sole and absolute discretion.

          (b) If the Effective Date shall not have occurred within sixty (60) days after the date of this Agreement, then this Agreement shall automatically terminate, unless extended by the Parties in writing, without any liability or obligation in either Party. Each Party shall bear its own expenses with respect to the negotiation of this Agreement and any action hereunder prior to the termination of this Agreement under this Section 7.01.

     Section 7.02 Conditions to Obligations of Allegheny. Allegheny's obligation to commence performance of this Agreement on the Effective Date shall be subject to the satisfaction or the waiver by Allegheny, in its sole and absolute discretion, of each of the following conditions:

          (a) The representations and warranties of SEF contained in Sections 8.01 and 8.02 shall be true and correct in all material respects on and as of the Effective Date; as of the Effective Date, SEF shall have performed or complied with all of the covenants and agreements set forth in Section 8.02 hereof required to be performed or complied with as of the Effective Date; and Allegheny shall have received a certificate of SEF to such effects, dated as of the Effective Date and signed by a duly authorized officer of SEF;

(b) SEF or its Affiliates shall have transferred, or caused the transfer of, all assets pertaining to and rights and interests in the Project to the Project LLC as required by Section 3.07;

(c) All agreements attached hereto as exhibits to which SEF and/or Jerry Montrose is a party shall have been duly authorized, executed and delivered by SEF and/or Jerry Montrose;

(d) The Project LLC Agreement shall have been executed and delivered by the Parties;

          (e) SEF shall have filed and received approval of an amendment, reasonably satisfactory to Allegheny, to the permitting documents (including, without limitation the Title IV acid rain permit) providing for the substitution of Pratt & Whitney technology for the existing permitted technology for the Project and providing for a fired heat recovery steam generator instead of an unfired one;

          (f) SEF shall have obtained from the State of New York a duly authorized, executed and delivered interim permit with respect to the area which is the subject of a proposed underwater lease agreement pertaining to the Project site between the Project LLC and the New York State Office of General Services ("OGS"). Such proposed underwater lease agreement shall be reasonably acceptable to Allegheny and written evidence of OGS's approval of such proposed underwater lease agreement shall have been provided to Allegheny;

          (g) The sublease pertaining to the Project site shall be fully effective and shall not have been amended, modified or terminated and the prime lease between The City of New York and the Brooklyn Navy Yard Development Corporation shall not have been amended or modified in a manner that adversely affects the sublease;

          (h) No Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority which prohibits the consummation of the transactions contemplated by this Agreement, and no suit, action, investigation, inquiry or other proceeding shall have been instituted or be pending or threatened by any Governmental Authority which seeks to enjoin or otherwise prevent consummation of the transaction contemplated hereby;

          (i) SEF shall have filed all Federal, state and local Returns (as defined in Section 8.2(o)), which Returns shall have been reviewed by Allegheny prior to their filing and shall not be qualified by reference to Schedules to Section 8.02(n) and (o); and

          (j) No development in the litigation described in Schedule 8.02(k) shall have occurred, and no other litigation or administrative proceeding shall have been instituted, which, in Allegheny's judgment, could reasonably be expected to be materially adverse to the Project or the schedule set forth in the Development Plan for completion of the Project.

     Section 7.03 Conditions to Obligations of SEF. SEF's obligation to commence performance of this Agreement on the Effective Date shall be subject to the satisfaction or the waiver by SEF, in its sole discretion, of each of the following conditions:

          (a) The representations and warranties of Allegheny contained in Sections 8.01 and 8.03 shall be true and correct in all material respects on and as of the Effective Date, and SEF shall have received a certificate of Allegheny to that effect, dated as of the Effective Date and signed by a duly authorized officer of Allegheny;

(b) All agreements attached hereto as exhibits to which Allegheny is a party shall have been duly authorized, executed and delivered by Allegheny; and

          (c) No Law shall have been enacted, entered, promulgated or enforced by any governmental entity which prohibits the consummation of the transactions contemplated by this Agreement, and no suit, action, investigation, inquiry or other proceeding shall have been instituted or be pending or threatened by any Governmental Authority which seeks to enjoin or otherwise prevent consummation of the transactions contemplated hereby.

ARTICLE VIII
REPRESENTATIONS, WARRANTIES AND COVENANTS

Section 8.01 Representations and Warranties of the Parties. Each of the Parties represents and warrants to the other Party as follows:

          (a) It is a corporation or limited liability company duly organized; validly existing and in good standing under the laws of the State of its organization and has all requisite legal power and authority to execute this Agreement and to carry out the terms, conditions and provisions hereof;

          (b) The execution, delivery and performance of this Agreement have been duly authorized by all requisite corporate actions, will not contravene any provision of, or constitute a default under, any other agreement or instrument to which it is a party or by which its property may be bound and will not violate any provision of any Law applicable to its business and properties;

          (c) This Agreement constitutes a legal and binding obligation of it, enforceable in accordance with the terms hereof except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally;

          (d) All Governmental Approvals and other material approvals or consents by, or filings, notices, classifications or registrations with any and all third parties required to be obtained or made by it in connection with the due execution and delivery of this Agreement, have been duly obtained or made in final and nonappealable form and are in full force and effect;

          (e) There are no actions, suits or proceedings pending, or to its knowledge, threatened against, or affecting it before any court, administrative body or arbitral tribunal that might materially adversely effect its ability to satisfy and perform its obligations under this Agreement; and

(f) It, directly or through its Affiliates, has the requisite financial resources to perform all of its obligations under this Agreement.

     Section 8.02 Additional Representations, Warranties and Covenants of SEF. In addition to the representations and warranties set forth in Section 8.01, SEF represents, warrants and covenants to Allegheny that:

          (a) All material facts and assumptions pertaining to the Project LLC and the Project known to SEF. including facts and assumptions concerning project, feasibility, legal requirements and legal impediments, have been provided to Allegheny and SEF is not aware of any material misrepresentations or omissions in such information. SEF does not know of any reason (not disclosed to Allegheny) why the Project cannot be developed as set out in the Development Plan;

          (b) Except as set forth in Schedule 8.02(b) there are no liens, claims, charges, encumbrances, security interests and rights or interests of any kind ("Security Interests") on or in respect of any assets of the Project LLC (including assets to be transferred to the Project LLC pursuant to Section 3.07) or on any ownership interests in the Project LLC;

          (c) The Project LLC has full right, power, authority and legal capacity to issue to Allegheny its Common Units as .contemplated by the Project LLC Agreement. Other than this Agreement, there is no option, warrant, right, call, proxy, agreement, commitment or understanding of any nature whatsoever, fixed or contingent, that directly or indirectly: (i) calls for the sale, pledge or other transfer or disposition of any interest in the Project LLC or the Project or any rights with respect thereto, or relates to the voting or control of the Project LLC; or (ii) obligates SEF or Jerry Montrose to grant, offer or enter into any of the foregoing. As of the date hereof, SEF does not own and the Project LLC has not issued: (A) any ownership interests or other securities of the Project LLC, other than to SEF Development and SEF Energy LLC; or (B) any options or other rights to subscribe for, purchase or otherwise acquire any ownership interests or other securities of the Project LLC;

(d) The Project LLC has no employees and no employee benefit plans;

          (e) The Project LLC balance sheet attached hereto as Schedule 8.02( e) (the "Reference Balance Sheet") is complete and correct in all material respects, and presents fairly the financial position of the Project LLC as of the date stated thereon;

          (f) The Project LLC has no indebtedness for borrowed money (except for SEF Advances) or any other material liabilities that are not: (A) reflected in the Reference Balance Sheet or (B) pursuant to Contracts (as defined below) and reflected in the Development Plan and Project Budget attached hereto;

(g) The Project LLC has conducted its business only in the ordinary course;

          (h) The development of the Project and the operations and activities of the Project LLC through the date hereof have complied in all material respects and are in compliance in all material respects with. all applicable Federal, state and local Laws, including, without limitation, health and safety statutes and regulations, all environmental laws and laws governing lobbying activities;

          (i) SEF or its Affiliates has provided Allegheny complete and correct copies of all Governmental Approvals and written applications, written reports, and material written correspondence relating thereto that have been issued to SEF, Jerry Montrose, any Affiliate of SEF or the Project LLC or prepared by or on behalf of SEF, any Affiliate of SEF or the Project LLC or their advisors with respect to the Project as of the date hereof;

          (j) SEF has delivered to Allegheny complete and correct copies of the Project LLC's operating agreement or similar organizational documents as currently in effect. On the date hereof, all of the ownership interests in the Project LLC are held by SEF Development (1% ownership interest) and SEF Energy LLC (99% ownership interest). The organizational chart showing the ownership and composition of the SEF Development group of companies (as they relate to the Project), attached hereto as Schedule 8.02(j) is correct and complete in all respects. The aggregate amount of all capital contributions to the Project LLC by SEF and Jerry Montrose is set forth in the Reference Balance Sheet;

          (k) As of the date hereof, there is no outstanding order, judgment, injunction, award or decree of any court, Governmental Authority or regulatory body or arbitration tribunal against or involving the Project or the Project LLC and there is no litigation or contests (other than as set forth in Schedule 8.02(k)) pending or, to the best knowledge of SEF, threatened against, relating to or affecting the Project or the Project LLC;

          (l) As of the date hereof, except as set forth in Schedule 8.02(1) attached hereto, there are no other tangible or intangible assets related to the Project that are held by SEF or any of its Affiliates;

          (m) Schedule 8.02(m) attached hereto sets forth a complete list of all material written contracts, agreements, letters of intent, memoranda of understanding and contractual commitments of any kind to which the Project LLC is a party or by which the Project LLC or any of its assets are bound as of the date hereof (each a "Contract"); each Contract so identified constitutes the legal, valid, binding and enforceable obligation of the Project LLC and, to the best knowledge of SEF, of the other party to such Contract (except as limited by (i) bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application affecting the rights and remedies of creditors and (ii) general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law)). To the best knowledge of SEF, no default has occurred and is continuing under any such Contract;

(n) Except as set forth in Schedule 8.02(n), the Project LLC has been treated as a partnership for U. S. Federal income tax purposes from the date of its formation;

          (o) The Project LLC has timely filed when due, all federal, state and local Returns required to be filed by it for any and all periods ending on or prior to the date hereof. Except as otherwise set forth in Schedule 8.02(o), such Returns are true, correct and complete in all respects and true, correct and complete Copies of all such Returns have been provided to Allegheny. The Project LLC has paid all Taxes required to be paid in respect of all periods for which Returns have been filed or are due, and the Project LLC has no liability for Taxes in excess of the amount so paid. As of the date hereof, the Project LLC does not have any liability for Taxes subsequent to the date of the Reference Balance Sheet other than with respect to the business of the Project LLC conducted in the ordinary course of business. The Project LLC, has paid all Taxes and all deficiencies or assessments of Taxes proposed or claimed as a result of examination by any taxing authority, with respect to any and all periods ending on or before the date hereof (treating for this purpose, the date hereof as the last day of a taxable period). As of the date hereof:

(i) there are no Tax liens upon any property of the Project LLC except for liens for current Taxes not yet due and payable;

              (ii) the Project LLC has not changed any election concerning Taxes or Returns, changed an annual accounting period, changed any accounting method, entered into any closing agreement with respect to Taxes, settled any Tax claim or assessment or surrendered any right to claim a refund of Taxes;

             (iii) there are no agreements or consents currently in effect for the. extension or waiver of the time (A) to file any Return or (B) for assessment or collection of any Taxes relating to the Project LLC for any period prior to the date hereof, and no Person has been requested to enter into any such agreement or consent;

              (iv) the Project LLC has not agreed, nor is required, to make any adjustment under Section 481(a) of the Code (or equivalent provision of state or local law) by reason of an accounting change or otherwise;

               (v) the Project LLC has not made an election, nor is required, to treat any asset of the Project LLC as owned by another Person for U.S. Federal income tax purposes pursuant to the "safe harbor" leasing provisions of the Code or as "tax-exempt bond financed property" or "tax-exempt use property" within the meaning of Section 168 of the Code (or equivalent provision of state or local law);

(vi) the Project LLC has not been a party to any tax sharing or tax indemnity agreements or similar arrangements;

(vii) the Project LLC is not subject to any joint venture, company or other arrangement or contract which is treated as a partnership for income tax purposes;

            (viii) all Taxes which the Project LLC is required by Law to withhold or collect have been dully withheld or collected, and have been timely paid over to the appropriate taxing authorities to the extent due and payable;

              (ix) all Tax deficiencies which have been claimed, proposed or asserted, in writing or otherwise as a result of an audit, examination, investigation or otherwise against the Project LLC or any group of which the Project LLC is now or was formerly a member, have been fully paid or finally settled; and

(x) no power of attorney is currently in effect, and no Tax ruling has been requested of any governmental authority, with respect to any Tax matter relating to the Project LLC.

For purposes of this Agreement:

(A) "Tax" or "Taxes" shall mean any U.S. Federal, state, local, or other taxes (including without limitation income (net or gross), gross receipts, profits, alternative or add-on minimum, franchise, license, capital stock, intangible, services, premium, mining, transfer, sales, use, ad valorem, payroll, wage, severance, employment, occupation, property (real or personal), windfall profits, import, excise, custom, stamp, withholding or estimated taxes), fees, duties, assessments, withholdings or governmental charges of any kind whatsoever (including interest, penalties, additions to tax or additional amounts with respect to such items);

(B) "Returns" shall mean all returns, declarations, reports, estimates, information returns and statements of any nature regarding Taxes required to be filed by any Person and relating to the Project LLC;

(C) "Code" shall mean the internal Revenue Code of 1986, as amended, or, if appropriate, any predecessor statute;

          (p) All Past Development Costs have been funded by SEF Advances except for Past Development Costs that appear as payables on the Reference Balance Sheet, and those Past Development Costs incurred after the date of the Reference Balance Sheet;

(q) Jerry Montrose is the sole stockholder of SEF Energy LLC, SEF Development and SEF Industries Inc.;

(r) No broker's or finder's fees or commissions are or will become payable by SEF, the Project LLC or Allegheny as a result of this Agreement;

(s) SEF has delivered to Allegheny true and correct copies of the Certificate of Formation and the operating agreement for the Project LLC as in effect immediately prior to the date of this Agreement;

          (t) With respect to the potential claim identified on Schedule 8.02(k) relating to Washington Group International, Inc., SEF agrees to pay, and hold Allegheny and the Project LLC harmless from, any amount related thereto in excess of $75,000; and

          (u) SEF agrees that it shall be solely liable for, and shall hold Allegheny and the Project LLC harmless from, all Taxes required to be paid by the Project LLC in respect of all periods (or portions thereof) ending on or prior to the Effective Date.

Section 8.03 Additional Representations and Covenants of Allegheny. In addition to the representations and warranties set forth in Section 8.01, Allegheny represents, warrants and covenants to SEF:

          (a) It has made its investment decision with respect to the Project LLC based upon its own judgment and any advice from such advisors as it has deemed necessary and not in reliance upon any representations of SEF other than those contained in this Agreement or in any materials delivered by or on behalf of SEF to Allegheny as contemplated hereby;

(b) No broker's or tinder's fees or commissions are or will become payable by Allegheny or any Project LLC or SEF as a result of the transactions contemplated herein;

          (c) If, after the date of this Agreement, Allegheny obtains knowledge (without inquiry) of any fact which results in any representation or warranty of SEF in this Agreement being breached, Allegheny will furnish SEF written notice thereof as soon as reasonably practicable;

          (d) Allegheny acknowledges that, prior to its execution of this Agreement, it has been afforded access to, and the opportunity to inspect, the documents identified in Section 8.02 as having been furnished to Allegheny to the extent it deems necessary or advisable; and

(e) There are no bankruptcy, reorganization, or arrangement proceedings pending against, being contemplated by, or to the knowledge of Allegheny, threatened against Allegheny.

     Section 8.04 No Other Warranties. EXCEPT FOR THE EXPRESS WARRANTIES SET FORTH IN THIS AGREEMENT, NEITHER SEF NOR ALLEGHENY MAKE ANY OTHER EXPRESS WARRANTIES OR REPRESENTATIONS, OR ANY IMPLIED WARRANTIES OR REPRESENTATIONS, OF ANY KIND WHATEVER RELATING EITHER TO THIS AGREEMENT, THE PROJECT LLC OR THE PROJECT, INCLUDING (WITHOUT LIMITATION) ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. ALL SUCH OTHER WARRANTIES AND REPRESENTATIONS ARE HEREBY DISCLAIMED.

ARTICLE IX
CONFIDENTIALITY

     Section 9.01 Confidentiality. (a) From the date of this Agreement until the second anniversary of its termination, each Party shall, and shall cause each of its Affiliates, to maintain in confidence and not publish, disseminate or disclose in any manner to any Person any information relating to the operations of the Project or the terms of this Agreement (the "Confidential Information"), without the prior written consent of the other Party, such consent not to be unreasonably withheld; provided that no such consent shall be required in connection with such Party's or its Affiliates' (i) obligation, subject to Section 9.02, to disclose any such Confidential Information pursuant to applicable Laws (including securities Jaws and SEC and/or FERC regulation) or pursuant to a subpoena or other legal process, (ii) right to disclose any such Confidential Information to its Affiliates, auditors, counsel, lenders and other professional advisors, and (iii) right to disc1ose any such Confidentia1 Information in connection with any litigation or dispute involving the Project LLC or the Project; provided, however, that Confidential Information disclosed pursuant to clause (ii) or (iii) of this sentence shall be disclosed subject to such procedures as are reasonably calculated to maintain the confidentia1ity thereof; and provided further, that Confidential Information disclosed pursuant to applicable Laws, subpoenas or other legal process shall be so disclosed subject to such confidentia1ity provisions, if any, as may be permitted by applicable Law.

          (b) Any confidential information provided to Allegheny or any of its Affiliates by SEF or any of its Affiliates prior to the Effective Date and subject to that certain Confidentiality Agreement, dated as of March 26, 2001, by and between Allegheny and SEF shall be deemed to. be Confidential Information hereunder.

     Section 9.02 Required Disclosures. Each Party agrees, and agrees to cause its Affiliates, to the extent permitted by applicable Law, to promptly notify the other in writing as to each order, subpoena or other legal process providing for the disclosure or production of Confidential Information and shall, to the extent permitted by applicable Law, promptly supply the other Party with a copy of such order, subpoena or other legal process, in order that such Party may intervene in relevant administrative or legal proceedings or take other appropriate legal action to protect the confidentiality of such Confidential Information.

     Section 9.03 Exemptions. Notwithstanding the foregoing provisions of this Article IX, the foregoing obligation of confidentiality shall not apply as to a Party to the extent that any Confidential Information:

(a) was, in the case of Allegheny, in its possession prior to the Effective Date and was not first acquired by Allegheny directly or indirectly from SEF or any of its Affiliates;

(b) was, in the case of SEF, in its possession prior to the Effective Date and was not first acquired by SEF directly or indirectly from Allegheny;

(c) is in the public domain or becomes part of the public domain through no fault of such Party; or

(d) is legally received from a third party who represents in writing that it was not subject to a confidentiality agreement regarding the information.

ARTICLE X
LIABILITY

     Section 10.01 Liability. No Party shall be liable for any losses incurred in connection with any act or omission of the other Party in connection with obligations or liabilities assumed by such other Party under tins Agreement. Furthermore, no Party shall have any liability to the other Party for any loss in connection with any work product generated by such Party under this Agreement or in connection with its failure to perform activities within the scope of responsibility delegated to it under Section 3.04 of this Agreement, whether such loss arises in contract, tort (including negligence and strict liability) or otherwise.

     Section 10.02 Limitation of Liability. In no event shall either Party be liable to the other pursuant to this Agreement, or for activities conducted under this Agreement, under any theory of recovery for any indirect, special, incidental or consequential damages (including, without limitation, loss of revenues or profits, loss of use, cost of replacement, cost of capital and claims of customers, interest charges, or increased costs of any nature whatsoever).

ARTICLE XI
DISPUTES

     Section 11.01 Deadlocks. If the SEF representative(s) and the Allegheny representative(s) on the Project Management Committer are unable to reach agreement with respect to any decision required by the Project Management Committee, after good faith negotiations, then not later than 10 days after either Party has delivered to the other Party a written notice (the "deadlock notice") that a deadlock has occurred, the Parties shall appoint an independent representative to join the Project Management Committee and participate in and vote on deadlocked matters before it. Such independent representative shall be an executive with experience in the U.S. independent power industry who has not previously been employed or used as a consultant or advisor by, or been affiliated with, either Party or any other entity which has been a partner or joint venturor with either Party in respect of any other project. If the Parties cannot agree on the identity of the independent representative within 10 days following delivery of the deadlock notice, the Parties shall accept the recommendation of a candidate made by a senior officer of one of the top five nationally recognized firms of certified public accountants selected by SEF and reasonably acceptable to Allegheny. The independent representative shall serve on the Project Management Committee for a minimum of 12 months following his or her appointment. The matter giving rise to the deadlock shall promptly be resubmitted to the Project Management Committee after the independent representative is appointed. At any time that an independent representative is serving on the Project Management Committee, all deadlocked matters submitted to the Project Management Committee pursuant to this Section 11.01 shall be resolved by majority vote of the Project Management Committee. All other matters before the Project Management Committee shall be governed in accordance with the last sentence of Section 3.01(a) and the independent representative's role as to all matters not involving a deadlock shall be that of an observer, rather than a voting participant.

     Section 11.02 Arbitration of Disputes. In the event the Parties are unable to resolve, after good faith negotiations, any dispute, controversy or claim arising out of or in connection with this Agreement or the alleged breach, termination or validity thereof (collectively, a "Dispute"), the Parties shall first try in good faith to settle the Dispute by mediation, administered by one mediator (the "Mediator"), in accordance with the Commercial Mediation Rules of the American Arbitration Association (the "AAA"), then in effect, before resorting to arbitration. If the parties are unable to so resolve the Dispute by mediation within fifteen (15) days, any Party may, within fifteen (15) days following the end of such Mediation period, elect to refer the matter to arbitration and the Dispute shall be settled by binding Arbitration, administered by one arbitrator (the "Arbitrator"), in accordance with the Commercial Arbitration Rules of the AM, then in effect.

     Section 11.03 Selection of Mediators and Arbitrators. Issues submitted for mediation shall be distinguished and separated as either commercial or technical. Commercial mediation issues shall be administered by Mediators and Arbitrators expert in commercial issues. Technical mediation and arbitration issues shall be administered by Mediators and Arbitrators expert in technical issues.

ARTICLE XII
MISCELLANEOUS

     Section 12.01 No Authority to Commit Other Party. Neither Party nor the Project Management Committee shall have the authority, power or right to enter into any commitment or ob1igation in the name of any other Party or to otherwise bind such other Party, except as agreed to by such other Party in writing.

Section 12.02 Survival of Obligations. The rights and obligations of the Parties under Articles V, IX and X shall survive the termination of this Agreement.

     Section 12.03 Further Assurances. Each of the Parties agrees to execute and deliver all such further instruments, and to do and perform all such further acts, as may be reasonably necessary to carry out and effectuate the provisions of this Agreement.

     Section 12.04 Notices. All notices, requests and consents provided for or given hereunder shall be in Writing and shall be deemed properly given when transmitted to the Person as set forth below or to such other and different Person, address or telecopier number as designated by the Parties by notice given pursuant hereto:

If to SEF:
SEF DEVELOPMENT LTD. 1041 Third Avenue New York, NY 10021 Telephone: (212) 688-0180 Facsimile: (212) 758-6118 Attention: Mr. Jerry Montrose, President

With a copy to:
Skadden, Arps, Slate, Meagher & F1om, LLP 1440 New York Avenue, N.W. Washington, D.C. 20005-2111 Telephone: (202) 371-7000 Facsimile: (202) 393-5760 Attn: Leonard Rawicz, Esq.

If to Allegheny:

ALLEGHENY ENERGY SUPPLY DEVELOPMENT SERVICES, LLC.
c/o Allegheny Energy Global Markets, LLC.

909 Third Avenue
New York, NY 10022
Telephone: (212) 224-8690
Facsimile: (212) 224-8734

Attn: Joseph P. Limone, Esq.

With a copy to:
Pillsbury Winthrop LLP One Battery Park Plaza New York, NY 10004-1490 Telephone: (212) 858-1438 Facsimile: (212) 858-1500 Attn: David P. Falck, Esq.

     Notices shall be sent by U.S. certified or registered mail, return receipt requested, postage pre-paid, or by any national overnight courier service that tracks deliveries, such as Express Mail, Fed Ex, UPS, DHL. and Airborne Express, and shall be deemed given when received or refused by the addressee. Notices by facsimile shall be accompanied by next-day delivery of such notices by mail, return receipt requested, fee pre-paid, and shall be deemed given when successfully transmitted by facsimile.

      Section 12.05 Entire Agreement. This Agreement supersedes all previous agreements between the Parties with respect to the subject matter hereof, and may not be contradicted by evidence of prior or contemporaneous agreements, whether oral or written, between the Parties.

      Section 12.06 Governing Law. This Agreement and the rights and obligations of the Parties hereunder shall pursuant to New York General Obligations Law 5-401, be governed by and construed and interpreted in accordance with the laws of the State of New York.

Section 12.07 Amendment. This Agreement may not be amended or modified or any term or condition hereof waived, limited or altered except by a writing duly executed by all Parties.

     Section 12.08 Severability. In the event that any provision of this Agreement is determined by a court of competent jurisdiction to be void and unenforceable in whole or in part, such determination shall not affect or impair the enforceability or validity of the remaining provisions of this Agreement, which shall remain in full force and be implemented so as to give effect to the Parties' original intent to the fullest extent possible.

Section 12.09 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be original but all of which shall constitute one and the same instrument.

     Section 12.10 Waiver of Rights. No failure or delay on the part of either Party in exercising any of its rights under this Agreement, no partial exercise by either Party of any of its rights under this Agreement, and no course of dealing between the Parties shall constitute a waiver of the rights of either Party.

     Section 12.11 Relationship of Parties. The rights, duties, obligations and liabilities of the Parties under this Agreement shall be individual and not joint or collective. It is not the intention of the Parties to create, nor shall this Agreement be deemed to create, any partnership, agency, joint venture or trust, or to authorize any Party to act as an agent, servant or employee for the other Party. It is not the intention of the Parties or any of their respective Affiliates that this Agreement shall create, nor shall this Agreement be deemed to create, any fiduciary duties or obligations between them. This Agreement shall not extend to any activities, transactions, relationships, or work by or between the Parties other than with respect to the Project and the transactions contemplated by this Agreement.

     Section 12.12 Remedies. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any Party shall not preclude or waive its right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the Parties may have by Law or otherwise. The failure of any Party to seek redress for violation of, or to insist upon the strict performance of, any provision of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

      Section 12.13 Binding Effect. This Agreement shall be binding upon and inure to the benefit of all the Parties and, to the extent permitted by this Agreement, their successors, legal representatives, and assigns.

     Section 12.14 Transfer and Assignment; Right of First Offer/First Refusal. (a) SEF may transfer and assign its interests or rights in the Project to one of its wholly-owned Affiliates, as long as such Affiliate assumes all of SEF's obligations with respect to the Project, including SEF's obligations under this Agreement, and such Affiliate demonstrates to the reasonable satisfaction of Allegheny that it has the ability to meet the financial commitments and other obligations of SEF under this Agreement. Allegheny may transfer and assign all or any part of its interests or rights in the Project to any wholly-owned Affiliate of Allegheny Energy Inc., as long as such Affiliate assumes all of Allegheny's obligations with respect to the Project, including Allegheny's obligations under this Agreement, and such Affiliate either (w) demonstrates to the reasonable satisfaction of SEF that it has the ability to meet the financial commitments and other obligations of Allegheny under this Agreement or (x) at SEF's request, delivers to SEF a guaranty executed by Allegheny Energy Supply Company, LLC, in a form reasonably acceptable to SEF, with respect to such Affiliate's financial obligations under this Agreement.

     In addition, Allegheny may transfer and assign all of its interests or rights in the Project to any entity (an "SPV"), provided, that (i) Allegheny owns a preferred equity interest in such SPV, (ii) Allegheny maintains customary rights of a preferred holder in the SPV, including those rights provided by law, (iii) Allegheny shall continue to designate the Allegheny Representatives to the Project Management Committee, (iv) such SPV assumes all of Allegheny's obligations with respect to the Project, including Allegheny's obligations under this Agreement, (v) such SPV is capitalized with cash or cash equivalents in an amount not less than (x) prior to financial closing, the maximum amount of Allegheny Advances then available to be advanced under the Allegheny Development Loan Agreement plus an amount equal to $1,250,000, and (y) at and after financial closing, the maximum amount of Allegheny Equity required to be contributed pursuant to the terms hereof plus an amount equal to any unpaid portion of (1) the SEF Second Priority Distribution and (2) the contributions required pursuant to Section 4.06(b), (vi) all Governmental Approvals which may be required in connection with such transfer and assignment are obtained by Allegheny, the SPV, and any equity holders in the SPV prior to such transfer and assignment becoming effective, and no such Governmental Approvals shall impose any additional, substantive burdens or requirements on the Project, (vii) such transfer and assignment does not have an adverse impact on the then-effective Development P1an or Project Budget, and (viii) Allegheny shall have provided SEF at least 30 days' prior written notice of any such transfer or assignment.

     Except as set forth above in subsection (a) of this Section 12.14, a Party may not transfer, sell or assign any portion of its interests or rights in the Project (i) prior to Financial Closing, to any Person without the prior written consent of the other Party, which shall not be unreasonably withheld or delayed, and (ii) after Financial Closing, unless such transfer is in compliance with subsections (b) and (c) below. Any consent may be conditioned upon, among other things, verification that the assignee has the financial and other capabilities to proceed with the Project.

     The Parties agree that any transfer, sale or assignment of interests or rights in the Project shall bind the transferee, purchaser or assignee to the terms of this Agreement. Any assignment or transfer of this Agreement or of any of the Parties' rights or obligations hereunder in contravention of this Agreement shall be null and void.

          (b) If either Party (the "Transferring Party") determines to sell, transfer or assign all or any portion of its ownership interests in the Project LLC after Financial Closing in a transaction not otherwise permitted by Section 12.14(a), then it shall afford to the other Party, at the election of the Transferring Party, either (i) a Right of First Offer, or (ii) a Right of First Refusal in respect of the ownership interest to be sold. If the Transferring Party elects to provide a Right of First Offer, then the other Party shall have the right to acquire the interest proposed to be sold by the Transferring Party at a price and on terms stated in a notice to be delivered by the Transferring Party to the other Party. The other Party shall notify the Transferring Party within 30 days after receipt of the Transferring Party's notice whether or not it intends to purchase the Transferring Party's interest for the offered price and on the offered terms. The closing of such sale shall occur within 40 days (subject to extension, if necessary, to obtain required regulatory approvals which are being pursued diligently) following a determination of the other Party to exercise the Right of First Offer. If the other Party elects not to exercise its Right of First Offer, then the Transferring Party shall be free to execute a definitive document for the sale of its ownership interest at a price not less than the offered price (and on materially similar terms). A Party may not elect the Right of First Offer procedure more than one time in any 135 day period. If the Transferring Party elects to provide a Right of First Refusal, then the other Party shall have the right to acquire the interest proposed to be sold by the Transferring Party at the same price and on the same terms offered to the Transferring Party in a bona fide offer made by a third party with full capability to close the transaction. The other Party shall have 30 days to decide whether to exercise the Right of First Refusal and 40 days to close the transaction (subject to extension if necessary to receive required regulatory approvals). If the Right of First Refusal is not exercised, or the transaction not closed, within these periods, then the Transferring Party shall be free to consummate the sale on the terms set forth in the bona fide offer within 90 days thereafter.

          (c) In no event shall SEF be permitted to transfer all or any portion of its ownership interests in the Project LLC to (i) an entity that, as of the date of such transfer, directly or indirectly owns or controls a majority equity interest in an electric generation project in the City of New York or (ii) any Person in which a competitor of Allegheny identified on Schedule 12.14(c) directly or indirectly owns a material equity interest, in each case without Allegheny's prior written consent.

          (d) No Party shall, directly or indirectly, pledge or otherwise encumber their interest in the Project or the Project LLC without the prior written consent of each other Party hereto, except for a pledge of such interest to the Project Lender to secure the Project Debt.

     Section 12.15 Barge Signage. SEF shall have the right to name the barge for the Project and to specify the size and location of such sign and to design a flag for the barge and select its placement thereon, so long as such signs and flags and their placement on the barge are consistent with applicable Law. All barge signage shall be subject to the approval of Allegheny, such approval not to be unreasonably denied or delayed.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their duly authorized officer as of the day and year first written above:

SEF DEVELOPMENT LTD.

By:	/s/ Jerry Montrose_______________ Name: Jerry Montrose Title: President

ALLEGHENY ENERGY SUPPLY DEVELOPMENT SERVICES, LLC

By:	_____________________________ Name: Title:

SEF ENERGY LLC

BY:	/s/ Jerry Montrose_______________ Name: Jerry Montrose Title: President
IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their duly authorized officer as of the day and year first written above:

SEF DEVELOPMENT LTD.

By:	______________________________ Name: Jerry Montrose Title: President

ALLEGHENY ENERGY SUPPLY DEVELOPMENT SERVICES, LLC

By:	/s/ M. P. Morrell________________ Name: M. P. Morrell Title: President

SEF ENERGY LLC

BY:	_____________________________ Name: Jerry Montrose Title: President
Schedule 8.02(b)

Security Interests

None.

Schedule 8.02(e)
NYCENERGY LLC BALANCE SHEET OCTOBER 10, 2001
ASSETS
DEPOSITS	$10,000
CAPITALIZED PROJECT DEVELOPMENT COSTS	2,340,008 (A)

TOTAL ASSETS		$2,350,008

LIABILITIES AND MEMBERS' CAPITAL
ACCOUNTS PAYABLE	$88,725 (B)
DUE TO AFFILIATES	2,260,283 (C)
TOTAL LIABILITIES	2,349,008
MEMBERS' CAPITAL	1,000 (C)

TOTAL LIABILITIES AND MEMBERS' CAPITAL		$2,350,008

(A)   Represents the total capitalized Past Development Costs incurred in connection with the Project, as these terms are defined in
       JDA. No amortization deductions have been claimed as the project is still in the developmental stage.
(B)   These are additional liabilities incurred but not yet paid.
(C)   Represents the total amount of capitalized Past Development Costs incurred and paid by SEF INDUSTRIES INC. and its affiliates.

Schedule 8.02(j)
ORGANIZATIONAL CHART
Jerry Montrose (100%) (arrow down)	Jerry Montrose (100%) (arrow down)
SEF Development Ltd. (100%) (arrow down)	SEF Energy (99% (arrow down)
NYC Energy LLC

Schedule 8.02(k)

Litigation and Contests

1.   Stop-The-Barge v. Cahill, No. 996-01 (NY Sup. Ct.). Petitioners sought to annul air pollution control permit issued by New York State Department of Environmental Conservation in connection with proposed project by NYC Energy LLC for barge-mounted generator at Brooklyn Navy Yard. Decision of New York Supreme Court found petitioners' claim time-barred and granted respondents motion to dismiss the petition. On September 10, 2001, Petitioners filed appeal of such order with the Appellate Division of the New York State Supreme Court.

2.   There exists a potential for a claim, though no litigation is currently pending, in connection with the Agreement for Consultant and Professional Services, dated as of January 29, 1997, by and between SEF Industries Inc. and Washington Group International, Inc. Not all fees billed to SEF by Washington Group have been paid by SEF at this time. Of a total of approximately $1.5 million in unpaid fees, approximately $50,000 relate to the Brooklyn Navy Yard project.

Schedule 8.02(l)

Assets related to the Project held by SEF or any Affiliates

I. DRAWINGS

A. Power Barge Layout Drawings

B. Electrical One-Line Drawing

C. Electrical Interconnect Structure Drawing (Barge - Land Connection)

D. GIS Substation Arrangement Drawing

E. Directional Drill Profile Drawing

F. Barge Mooring Arrangement Drawing

G. Site Survey Drawings

H. Site Plan

II. REPORTS

A. NYISO - System Reliability Impact Study (SRIS)

B. Brooklyn Union Gas Co. - Reinforcement Study

C. Bathymetric Survey - Wallabout Channel

D. New York City Department of Environmental Protection, Water Department - Hydrant (pressure) Test - NYC Municipal Water System

E. Essential Fish Habitat Study - Prepared for National Marine Fisheries in consultation with U.S. Army Corps. of Engineers

F. Heat Balance Analysis - Pratt & Whitney FT-8

G. PROMOD Dispatch Analysis (1999-2000)
Schedule 8.02(m)

Contracts

Lease, dated as of September 29, 2000, between Brooklyn Navy Yard Development Corporation, as Landlord, and NYC Energy LLC, as Tenant (the "BNY Lease").
Acquisition Agreement, dated as of September 29,2000, between Brooklyn Navy Yard Development Corporation and NYC Energy LLC (relating to BNY Lease).

Schedule 8.02(n)

Treatment as a Partnership

The Project LLC's U.S. Federal income tax Returns and New York State income tax Returns for its 1998, 1999 and 2000 tax years incorrectly stated that the Project LLC had one partner. Pursuant to Section 7.02(i), the Project LLC will file amended U.S. Federal income tax Returns and New York State income tax Returns for such tax years stating that the Project LLC had two partners from the date of its formation.

Schedule 8.02(o)

Tax Returns

The Project LLC's U.S. Federal income tax Returns and New York State income tax Returns for its 1998, 1999 and 2000 tax years reflected no assets and liabilities. Pursuant to Section 7.02(i), the Project LLC will file amended U.S. Federal income tax Returns and New York State income tax Returns for such tax years reflecting the Project LLC's assets and liabilities for such tax years.

Schedule 12.14(c)

1. Calpine
2. Enron

3. Dynegy

4. NRG

5. Mirant

6. PPL

7. Reliant

8. AES

9. Duke Energy

10. FPL Group

11. Aquila Energy

12. Williams

13. El Paso Energy

14. AEP

In each case, including such entity's respective subsidiaries, affiliates and successors.

GUARANTYAGREEMENT

     This Guaranty Agreement (this "Guaranty"). dated as of November 14, 2001 is by Allegheny Energy Supply Company, LLC, a Delaware limited liability company ("Guarantor"), in favor of SEF Development Ltd., a Delaware corporation ("SEF Development") and SEF Energy LLC, a Delaware limited-liability company ("SEF Energy" and, together ,with SEF Development, "Counterparty").

          1.  DEFINED TERMS. Capitalized terms used in this Guaranty, but not defined herein, shall have the meanings assigned to such terms in the Joint Development Agreement, dated as of November 14, 2001 (the "Joint Development Agreement"), among Allegheny Energy Supply Development Services, LLC, a Delaware limited liability company (the "Company"), SEF Development and SEF Energy.

          2.  GUARANTY. For the value received and to induce Counterparty to enter into transactions with the Company, Guarantor unconditionally and irrevocably guarantees to the Counterparty the full, comp1ete, and time1y performance by the Company of all of the Company's obligations under the Joint Development Agreement, the Project LLC Agreement, and the Allegheny Development Loan Agreement, whether for the payment of money or making of loans ("Obligations"). Notwithstanding anything to the contrary herein, the financial liability of the Guarantor under this Guaranty and Counterparty's right of recovery hereunder is limited to a total aggregate amount of fifteen million dollars ($15,000,000). Guarantor's financial 1iability hereunder shall be and is specifically limited to payments expressly required to be made in accordance with each of the Joint Development Agreement and the LLC Agreement (even if such payments are deemed to be damages) and, in no event shall Guarantor be subject hereunder to consequential, exemplary, equitable, loss of profits, punitive, tort or any other damages, costs or attorney's fees (other than any payments deemed to be damages pursuant to the terms of the Joint Development Agreement and the Project LLC Agreement). This Guaranty supercedes any and all Guaranties previously issued.

     3.  REPRESENTATIONS AND WARRANTIES. Guarantor represents and warrants to Counterparty that the following are true and correct as of the date hereof and will be true and correct as of the Effective Date:

(a) Guarantor is duly organized, validly existing, and in good standing under the laws of Delaware.

          (b)  Guarantor has full power and authority (including all necessary written consents) to execute and deliver this Guaranty and to perform its obligations hereunder. This Guaranty constitutes the valid and legally binding obligation of Guarantor, enforceable against Guarantor in accordance with its terms and conditions except as such enforceability may be limited by or subject to (i) any bankruptcy, insolvency, reorganization, moratorium, or other similar Laws relating to creditors' rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). Guarantor is not required to give any notice, to make any filing with, or obtain any authorization, consent or approval of, any Governmental Authority or any other Person to perform its obligations under this Guaranty.

(c) Neither the execution and the delivery of this Guaranty, nor the performance by Guarantor of its obligations hereunder, will in any material respect violate any statute, regulation, rule, injunction, judgment, order, decree or ruling of any Governmental Authority to which Guarantor is subject, or any provision of its certificate of formation or limited liability company agreement or any material agreement or instrument to which Guarantor is a party.

4. NATURE OF GUARANTY. The Counterparty shall not be required to file any claim relating to the Obligations owing to it in the event that the Company becomes subject to a bankruptcy, reorganization or similar proceeding and the failure of the Counterparty so to file shall not affect the Guarantor's obligations hereunder. In the event that any payment to the Counterparty in respect to any Obligations is rescinded or must otherwise be returned for any reason whatsoever, the Guarantor shall remain liable hereunder in respect to such Obligations as if such payment had not been made. The Guarantor reserves the right to assert defenses which the Company may have to payment of any Obligation other than defenses arising from the bankruptcy or insolvency of the Company. The obligations of Guarantor hereunder shall remain in full force and effect without regard to, and shall not be affected or impaired by any of the following, any of which may be taken without the consent of, or notice to, Guarantor:

(a) Any amendment, modification, addition, supplement, extension, or acceleration of or to any part of the Joint Development Agreement or the Project LLC Agreement;
(b) Any bankruptcy, insolvency, reorganization, dissolution, liquidation, or other similar proceeding relating to the Company; or
(c) The existence of any facts or circumstances which cause (or result in) any of the representations or warranties of the Company under the Joint Development Agreement to be inaccurate.

     5.  INDEPENDENT OBLIGATIONS. The obligations of Guarantor hereunder are independent of the obligations of the Company and, in the event of any default hereunder, a separate action or actions may be brought and prosecuted against Guarantor whether or not the Company is joined therein or a separate action or actions are brought against the Company. All remedies of Counterparty are cumulative.

     6.  DEMANDS AND NOTICE. If Company fails or refuses to pay any Obligations, Counterparty shall notify Company in writing of the manner in which Company has failed to pay and demand that payment be made by Company. If Company's failure or refusal to pay continues for a period of ten (10) days after the date of Counterparty's notice to Company, and Counterparty has elected to exercise its rights under this Guaranty, Counterparty shall make a demand upon Guarantor (hereinafter referred to as a "Payment Demand"). A Payment Demand shall be in writing and shall reasonably and briefly specify in what manner and what amount Company has failed to pay and an explanation of why such payment is due, with a specific statement that Counterparty is calling upon Guarantor to pay under this Guaranty. A Payment Demand satisfying the foregoing requirements shall be deemed sufficient notice to Guarantor that it must pay the Obligations. A single written Payment Demand shall be effective as to any specific default during the continuance of such default, until Company or Guarantor has cured such default, and additional written demand concerning such default shall not be required until such default is cured.

7. WAIVER. Guarantor unconditionally waives:
(a) Any right to require Counterparty to proceed against the Company or to exhaust any security held by Counterparty or to pursue any other remedy; and

          (b)  Any duty of Counterparty to advise Guarantor of any information known to Counterparty regarding the Company or its ability to perform under the Joint Development Agreement and the Project LLC Agreement.

     8.  SETOFFS AND COUNTERCLAIMS. Without limiting Guarantor's own defenses and rights hereunder, Guarantor reserves to itself all rights, setoffs, counterclaims and other defenses to which the Company may be entitled to arising from or out of the Joint Development Agreement or the Project LLC Agreement, except for defenses arising out of the bankruptcy, insolvency, dissolution, liquidation, reorganization or other similar proceeding relating to the Company.

     9.  CONSENTS, WAIVER, RENEWALS. The Guarantor agrees that the Counterparty and the Company may, without prior written consent of Guarantor, mutually agree to modify the Obligations or any Agreement between Company and Counterparty, without in any way impairing or affecting this Guaranty. The Guarantor agrees that the Counterparty may resort to the Guarantor for payment of any of the Obligations, whether or not the Counterparty shall have resorted to any collateral security or shall have proceeded against any other obligor principally or secondarily obligated with respect to any of the Obligations. The Guarantor hereby waives notice of acceptance of this Guaranty, and presentment, protest and notice of protest or dishonor of any of the indebtedness hereby guaranteed.

     10.  CONTINUING GUARANTY. Guarantor's obligations hereunder constitute a continuing guaranty and shall continue in full force and effect until all of the Company's financial obligations under the Joint Development Agreement and the Project LLC Agreement shall have been fully performed or otherwise extinguished pursuant to the terms of the Joint Development Agreement and the Project LLC Agreement; provided, however, that in any event this Guaranty shall terminate and be null and void and of no further force and effect upon the payment in full of the Allegheny Equity, the SEF Third Priority Distribution, and the SEF Fourth Priority Distribution.

11. THIRD PARTIES. This Guaranty shall not confer any rights or remedies. upon any Person, other than the parties hereto and their successors and assigns.

12. SUCCESSORS AND ASSIGNS. This Guaranty shall be binding upon and inure to the benefit of the parties hereto and their successors and assigns.

     13.  GOVERNING LAW. This Guaranty and all acts and transactions hereunder and all rights of the Guarantor and Counterparty shall be governed as to validity, enforcement, construction, effect, an in all other respects, by the laws of the State of New York, without regard to conflicts of laws rules that require or permit the application of the laws of another jurisdiction.

     14.  NOTICE. Any Payment Demand, notice, request, instruction, correspondence or other document or communication to be given hereunder by any party to another (herein collectively called "Notice") shall be in writing and delivered personally or mailed by certified mail, postage prepaid and return receipt requested, or by telegram or telecopier, as follows:

To Company:

Allegheny Energy Supply
Development Services, LLC
c/o Allegheny Energy Supply
Company, LLC
909 Third Avenue
33rd Floor
New York, NY 10022
Attn: Contract Administration
Telephone: 212-224-7000
Fax: 212-224-8711

COPY TO: Attn: Office of General Counsel Telephone: 212-224-7000 Fax: 212-224-8711

To Guarantor:	Allegheny Energy Supply Company, LLC 909 Third Avenue 33rd Floor New York, NY 10022 Attn: Contract Administration Telephone: 212-224-7000 Fax: 212-224-8711

COPY TO: Attn: Office of General Counsel Telephone: 212-224-7000 Fax: 212-224-8711

To Counterparty:	SEF Development Ltd. 1041 Third Avenue New York, NY 10021 Attn: Mr. Jerry Montrose Fax No.: (212) 758-6118

     15.  Notice given by personal delivery or mail shall be effective upon actual receipt. Notice given by telegram or telecopier shall be effective upon actual receipt if received during the recipient's normal business hours; or at the beginning of the recipient's next business day after receipt if not received during the recipient's normal business hours. All Notices by telegram or telecopier shall be confirmed promptly after transmission in writing by certified mail or personal delivery. Any party may change any address to which Notice is to be given to it by giving notice as provided above of such change of address.

     16.  MISCELLANEOUS. This Guaranty embodies the entire agreement between Guarantor and Counterparty. There are no promises, terms, conditions, or obligations other than those contained herein, and this Guaranty shall supercede all previous communications, representations, or agreements, either verbal or written, between Guarantor and Counterparty. The headings in this Guaranty are for purposes of reference only, and shall not effect the meaning hereof.

IN WITNESS "WHEREOF, the Guarantor has executed this Guaranty as of the date first above written.

ALLEGHENY ENERGY SUPPLY COMPANY, LLC.

By:	/s/ Bruce E. Walenczyk__________ Name: Bruce E. Walenczyk Title: Senior Vice President and Chief Financial Officer